EXHIBIT 15

To the Board of Directors and Shareholders of

Leizig Thermal Management Co., Ltd.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial information of Leizig Thermal Management Co., Ltd for the periods ended June 30, 2023 and 2022, as indicated in our report dated December 13, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
December 22, 2023	PCAOB ID No. 1171